UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-8887
Report For Period: July 1, 1999 to December 31, 1999



In the Matter of:

PUBLIC SERVICE COMPANY OF OKLAHOMA
CENTRAL AND SOUTH WEST CORPORATION





    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Pursuant to an Order of the Securities and Exchange Commission dated December 30, 1996 (HCAR 35-26638), PSO must file semi-annual reports providing the following information with respect to the activities related to its investment in Nuvest, L.L.C.(Nuvest), which provides services to public utility companies through its subsidiaries, Numanco, Inc. and Numanco, L.L.C. (collectively, together with Nuvest, referred to as the Numanco Companies or Numanco): 1) a description of all services performed by the Numanco Companies during the most recent six month period (the reporting period), 2) a description of any services provided to PSO by the Numanco Companies during the reporting period, 3) a statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies, and 4) a statement regarding the nature and consequences of any event of default under the member agreement occurring during the reporting period. This report covers the period July 1, 1999 to December 31, 1999.

     Effective October 1, 1999, CSW Energy Services, Inc. directly purchased PSO's investment in Nuvest. After September 30, CSW Energy Services, Inc. will report this investment as a "Rule 58" investment subject to U-9C-3 reporting requirements. As a result, this is the last Rule 24 report PSO and CSW will file for the Nuvest investment.

     1) Description of all services performed by the Numanco Companies during the reporting period
     The Numanco Companies continue to provide services in each of the following four areas: health physics services, mechanical services, quality assurance services and training services. Of the services listed, over 95% of all work performed was in commercial nuclear power plants within the United States. Of the disciplines listed, over 65% of revenues came from the provision of mechanical and engineering services.

     The Numanco Companies continue to provide specialized environmental/hazardous waste cleaning equipment and services to third parties. Total revenues from these activities are estimated to be less than 5% of Numamco's total. Currently, Numanco's only significant contract is with the U.S. Department of Energy. These services use health physics and mechanical personnel as well as specialized equipment that is developed and manufactured by Numanco. The services can be turn-key manpower and equipment, or either of the components sold separately. In addition to electric utilities, target market for these services include heavy industry, and the U.S. Department of Energy. The strategy behind this venture is for the Numanco Companies to utilize its personnel during the utility industries off-peak season. While providing these types of services was contemplated in the original U-1 application, the specific applications were unknown.

     Numanco is also providing an additional service of designing, engineering, manufacturing and installing a proprietary radiation shielding technology in commercial nuclear facilities. To date this business has been less than 1% of Numanco's total revenues. Typically, Numanco employees install temporary barriers during a plant outage. This system allows these employees to install a permanent barrier for approximately the same cost.

     2) Description of any services provided to PSO by the Numanco Companies during the reporting period

     Numanco acquired the stock of a competitor company, Sun Technical Services, Inc. (Sun). This company focuses predominately on mechanical and engineering services to commercial nuclear facilities. The South Texas Project (STP) is a long-time customer of Sun. Central Power and Light, a PSO affiliated company is a 25% owner of the STP facility. This contract will annually comprise less than 5% of Numanco's total revenues. Sun also provides a small amount of engineering services to Central and South West Services, Inc. (CSWS) production services. These services equate will equate to less than one-half of one percent of the total Numanco revenues. Both the STP and the CSWS contracts pre-date the acquisition of Sun by Numanco. Sun has provided services to CSWS for more than 10 years.

     3) Statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies

     No interest or dividends were paid to PSO during the reporting period nor cumulatively.

     4) Statement regarding the nature and consequences of any event of default under the member agreement occurring during the period

     No events of default occurred during the reporting period.







                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 28th day of February 2000.

                                            Public Service Company
                                            of Oklahoma

                                            /s/R. Russell Davis
                                            ----------------------
                                            R. Russell Davis
                                            Controller and Chief
                                            Accounting Officer